EXHIBIT 99.1

TransAlta Declares Dividends

CALGARY, Alberta, April 29, 2026 (GLOBE NEWSWIRE) -- The Board of Directors of TransAlta Corporation (TSX: TA) (NYSE: TAC) declared the following quarterly dividend on its Cumulative Redeemable Rate Reset First Preferred Shares for the period starting from and including March 31, 2026, up to but excluding June 30, 2026:

Preferred Shares	TSX Stock Symbol	Dividend Rate	Dividend Per Share	Record Date	Payment Date
Series A	TA.PR.D	4.782%	$0.29888	June 1, 2026	June 30, 2026
Series B*	TA.PR.E	4.221%	$0.26309	June 1, 2026	June 30, 2026
Series C	TA.PR.F	5.854%	$0.36588	June 1, 2026	June 30, 2026
Series D*	TA.PR.G	5.291%	$0.32978	June 1, 2026	June 30, 2026
Series E	TA.PR.H	6.894%	$0.43088	June 1, 2026	June 30, 2026
Series G	TA.PR.J	6.773%	$0.42331	June 1, 2026	June 30, 2026

* Please note the quarterly floating rate on the Series B and Series D Preferred Shares will be reset every quarter.

All currency is expressed in Canadian dollars (unless otherwise noted). When the dividend payment date falls on a weekend or holiday the payment is made the following business day.

About TransAlta Corporation:

TransAlta is one of Canada’s largest publicly traded power generators, delivering reliable electricity across Canada, the United States and Western Australia. For more than 100 years, our people have safely operated and evolved essential energy infrastructure that powers customers and communities. Our technology-diverse portfolio and disciplined execution allow us to deliver dependable power across evolving energy systems. We take a practical, responsible approach to meeting today’s energy needs while building for what comes next.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com